				Exhibit 12(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	1999	2000	2001	2002	2003

Fixed charges, as defined:
Total Interest charges	$153,034	$158,949	$174,368	$144,840	$157,343
Interest applicable to rentals	16,451	18,307	18,520	16,483	16,694

Total fixed charges, as defined	169,485	177,256	192,888	161,323	174,037

Preferred dividends, as defined (a)	29,355	15,742	13,017	6,190	6,485

Combined fixed charges and preferred dividends, as defined	$198,840	$192,998	$205,905	$167,513	$180,522

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$125,000	$180,343	$179,444	$174,078	$63,895
Add:
Income Taxes	75,165	103,603	82,038	65,997	24,249
Fixed charges as above	169,485	177,256	192,888	161,323	174,037

Total earnings, as defined (b)	$369,650	$461,202	$454,370	$401,398	$262,181

Ratio of earnings to fixed charges, as defined	2.18	2.60	2.36	2.49	1.51

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.86	2.39	2.21	2.40	1.45

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.